Filed by TALX Corporation

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: TALX Corporation

Commission File No.: 000-21465

The following e-mail communication was sent to TALX verifier clients after 5:30 p.m. Eastern time on February 14, 2007.

Because you are a TALX client, I want to tell you some very important news. At the close of business on February 14, TALX and Equifax entered into a merger agreement. This includes our employment verification service known as The Work Number®. As you may know, Equifax is a global leader in information technology and one of the largest sources of consumer and commercial data. Its vision is to be the trusted provider of information solutions that empower customers to make critical decisions with greater confidence.

Equifax has been a trusted steward of consumer information and has been safeguarding data for 108 years. It is a public company with a market capitalization of $5 billion and has a global footprint as it operates in 14 countries.

The actual closing of this transaction is targeted for this summer following shareholder and regulatory agency approval. I want to assure you that TALX will be conducting business as usual during this interim period. Following the closing, we believe that the combined companies will bring added value to The Work Number service and assist your efforts to reduce cost, increase compliance, and receive reliable, accurate, and secure information. We are excited about this natural fit since Equifax, like TALX, has a similar business model focused on leveraging technology to help clients.

Most importantly, nothing has changed in how your services are delivered. And, as an Equifax company, we will be able to provide your team with even more value. That’s the exciting news.

After the closing, I will continue to lead TALX as an operating business unit of Equifax and I will join the Equifax Board of Directors. We will keep you updated and provide additional information as the close date approaches. Thank you for continued confidence in TALX and our services.

Best regards,

Bill Canfield

President and CEO

TALX Corporation

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax SEC filings are also available on the Equifax website (www.equifax.com) and free copies of TALX SEC filings are also available on the TALX website (www.talx.com).  Free copies of Equifax filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for the TALX 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.